UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in this Report

Jayud Global Logistics Limited, a Cayman Islands exempted company, (the “Company”) entered into Share Purchase Agreements dated October 19, 2024, October 21, 2024, and October 24, 2024 (the “Purchase Agreements”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 14,793,333 Class A ordinary shares to the Purchasers at a purchase price of US$0.45 per share. The closing of the private placement occurred on October 28, 2024 (the “Closing Date”) and the Company received gross proceeds of $6,657,000.

The Class A ordinary shares were offered, issued and sold by the Company in a private placement pursuant to the exemption provided in Section 4(a)(2) under the United States Securities Act of 1933, as amended (the “Securities Act”). The Company has agreed to use its commercially reasonable efforts to prepare and file a resale registration statement on Form F-1/F-3 with the Securities and Exchange Commission registering the ordinary shares issued pursuant to the Purchase Agreements for resale on behalf of the Purchasers. The Company also agreed to use its commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, and shall use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date that all of the shares covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144.

The foregoing description of the Purchase Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the form of Purchase Agreement which is filed hereto as Exhibit 10.1 and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333-280010).

Exhibits

Exhibit No.	Description
10.1	Form of Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

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